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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                                  DIVINE, INC.
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   255402 10 9
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                                 (CUSIP Number)

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             Harland K. LaVigne,                           with a copy to:
Chairman, President and Chief Executive Officer           Hale and Dorr LLP
             Open Market, Inc.                            11951 Freedom Drive
             One Wayside Road                           Reston, Virginia 20190
            Burlington, MA 01803                      Attention: Donald L. Toker
              (781) 369-7500                               (703) 654-7028
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--------------------------------------------------------------------------------


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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 AUGUST 15, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box |_|.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP No. 255402 10 9                                         Page 2 of 10 Pages
---------------------                                        -------------------


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Open Market, Inc.
          04-321-14536
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
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                             7      SOLE VOTING POWER
         NUMBER OF                  Not Applicable
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8      SHARED VOTING POWER
         OWNED BY                   37,841,681
                             ---------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    Not Applicable
                             ---------------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    Not Applicable
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,841,681(1)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.8%
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14        TYPE OF REPORTING PERSON

          CO
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--------

(1) 37,787,481 shares of divine, inc. class A common stock are subject to Stockholder Agreements (as defined in Item 3) entered into by Open Market, Inc., divine, inc. and certain stockholders of divine, inc. (discussed in Items 3 and 4 below). Open Market, Inc. expressly disclaims beneficial ownership of any of the shares of divine, inc. class A common stock covered by the Stockholder Agreements. Based on the number of shares of divine, inc. class A common stock outstanding as of July 27, 2001 (as represented by divine, inc. in the Merger Agreement discussed in Items 3 and 4), the number of shares of divine, inc. class A common stock indicated represents approximately 23.8% of the outstanding divine, inc. class A common stock.

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                                                              Page 3 of 10 Pages

ITEM  1. SECURITY AND ISSUER

       This Statement on Schedule 13D (this "Statement") relates to the class A common stock of divine, inc., a Delaware corporation ("divine"). The principal executive offices of divine are located at 1301 N. Elston Avenue, Chicago, Illinois 60622.

ITEM  2. IDENTITY AND BACKGROUND

       (a) This Statement is being filed by Open Market, Inc., a Delaware corporation ("Open Market").

       (b) The address of Open Market's principal place of business is One Wayside Road, Burlington, Massachusetts 01803.

       (c) Open Market is a provider of enterprise content management and delivery application software.

       (d) Neither Open Market nor, to Open Market's knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Item 2(d).

       (e) Neither Open Market nor, to Open Market's knowledge, any person named on Schedule A attached hereto, is required to disclose legal proceedings pursuant to Item 2(e).

       (f) To Open Market' knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

       Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Open Market as of the date hereof.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       As an inducement for Open Market to enter into the Merger Agreement (as defined in Item 4) and in consideration thereof, certain stockholders of divine (Andrew J. Filipowski, AJF-1999 Trust U/A/D 5/20/99, Robinwood Investment Company, L.P., Platinum Construction Corp., Paul L. Humenansky, Paul L. Humenansky LT U/A/D 10/3/91, Michael Cullinane, Dell Computer Corporation and Microsoft Corporation (the "Stockholders")), each entered into one of two Stockholder Agreements with Open Market and divine (the "Stockholder Agreements"). Open Market did not pay additional consideration to the

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                                                              Page 4 of 10 Pages

Stockholders in connection with the execution and delivery of the Stockholder Agreements.

       References to, and descriptions of, the Merger, the Merger Agreement and the Stockholder Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the two forms of Stockholder Agreements, respectively, included as Exhibits 1, 2 and 3 respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM  4. PURPOSE OF TRANSACTION.

       (a) - (b) Pursuant to an Agreement and Plan of Merger, dated as of August 15, 2001 (the "Merger Agreement"), among Open Market, DI1 Acquisition Company, a Delaware corporation and wholly-owned subsidiary of divine ("Merger Sub"), and divine, and subject to the conditions set forth therein (including approval by stockholders of Open Market), Merger Sub will merge with and into Open Market, and Open Market will become a wholly-owned subsidiary of divine (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Open Market with Open Market remaining as the surviving corporation (the "Surviving Corporation").

       As a result of the Merger, each outstanding share of Open Market common stock, (including, for this purpose, all shares issuable upon conversion of any then outstanding Series E 6% Cumulative Convertible Preferred Stock of Open Market (the "Open Market Preferred Stock") and upon exercise of an adjustment warrant held by the holder of the Open Market Preferred Stock, but excluding any shares of Open Market common stock issued upon exercise of options then outstanding as of the date of the Merger Agreement, subject to adjustment as set forth in the Merger) will be converted into the right to receive that number of shares of divine's class A common stock obtained by dividing (1) 44,285,714 by
(2) the total number of shares of Open Market's common stock outstanding as of the closing of the Merger (the "Exchange Ratio"), and each outstanding option and warrant to purchase Open Market common stock will be exchanged for an option or warrant to purchase shares of divine class A common stock according to the Exchange Ratio, with an exercise price equal to the exercise price of that option or warrant divided by the Exchange Ratio. Any shares of Open Market Preferred Stock then outstanding will be converted into the right to receive a number of shares of divine class A common stock equal to the number of shares of Open Market common stock into which such shares of Open Market Preferred Stock would then convert, multiplied by the Exchange Ratio.

       Concurrently with the execution of the Merger Agreement, divine and Open Market entered into a Credit Agreement, pursuant to which divine made an initial

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                                                              Page 5 of 10 Pages

loan to Open Market of $5 million and will, upon request, make additional loans to Open Market of $1.5 million per month beginning in October 2001 and $2.5 million per month beginning in January 2002 through March 2002, subject to the earlier consummation of the Merger (the "Credit Agreement"). divine has filed with the Securities Exchange Commission a copy of the Credit Agreement as exhibit to a Current Report on Form 8-K dated August 15, 2001. The description of such document is qualified in its entirety by reference to the full text of such exhibit.

       Each of the Stockholders has, by executing one of the Stockholder Agreements, agreed to vote such portion of the aggregate of 37,841,681 shares of divine class A common stock (the "Shares") beneficially owned by him or it as described below.

       Pursuant to the Stockholder Agreements, each of the Stockholders has agreed, at every divine stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted
(i) in favor of the issuance of shares of divine class A common stock in the Merger, and the other actions contemplated by the Merger Agreement and the Credit Agreement and (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of divine under the Merger Agreement and the Credit Agreement or of such Stockholder under his respective Stockholder Agreement. Each of the Stockholders may vote the Shares owned by such Stockholder on all other matters. Each Stockholder Agreement terminates upon the termination of the Merger Agreement in accordance with its terms.

       The purpose of the transactions under the Stockholder Agreements are to enable Open Market, Merger Sub, and divine to consummate the transactions contemplated under the Merger Agreement and the Credit Agreement.

       (c) - (i) Not Applicable.

       (j) Other than described above, Open Market currently does not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Open Market reserves the right to develop such plans).

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) - (b) As a result of the Stockholder Agreements, Open Market may be deemed to be the beneficial owner of 37,841,681 shares of divine class A common stock. Such divine class A common stock constitutes approximately 23.8% of the issued and outstanding shares of divine class A common stock based on the number of shares of divine class A common stock outstanding as of July 27, 2001 (as represented by divine in the Merger Agreement discussed in Items 3 and 4). Open

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                                                              Page 6 of 10 Pages

Market may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Open Market (i) is not entitled to any rights as a stockholder of divine as to the Shares other than as described above and (ii) disclaims any beneficial ownership of the shares of divine class A common stock that are covered by the Stockholder Agreements.

       (c) To the knowledge of Open Market, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

       (d) To the knowledge of Open Market, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of divine.

       (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreements, and the Credit Agreement and the exhibits thereto, to the knowledge of Open Market, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of divine, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7. MATERIALS TO BE FILED AS EXHIBITS.

       The following documents are filed as exhibits:

       1. Agreement and Plan of Merger, dated August 15, 2001 by and among divine, Merger Sub and Open Market.

       2. Stockholder Agreement, dated August 15, 2001, among Open Market, divine and Andrew J. Filipowski, AJF-1999 Trust U/A/D 5/20/99, Robinwood Investment Company, L.P., Platinum Construction Corp., Paul L. Humenansky, Paul Humenansky LT U/A/D 10/3/91, and Michael Cullinane.

       3. Stockholder Agreement, dated August 20, 2001, among Open Market, divine, Dell Computer Corporation and Microsoft Corporation.

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                                                              Page 7 of 10 Pages


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Open Market, Inc.


By: /s/ Edward Durkin
   ----------------------------------
   Name:  Edward Durkin
   Title: VP, CFO



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                                                              Page 8 of 10 Pages

                                   SCHEDULE A


                     BOARD OF DIRECTORS OF OPEN MARKET, INC.

----------------------------------------------------------------------------------------------------------------------
                 NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------------------------------------
SHIKHAR GHOSH                                                Chairman of the Board of Directors, President and Chief
Verilytics, Inc.                                             Executive Officer of Verilytics, Inc.
One Wayside Road
Burlington, MA  01803
------------------------------------------------------------ ---------------------------------------------------------
B.C. KRISHNA                                                 Vice President and Chief of Technology of Open Market,
Open Market, Inc.                                            Inc.
One Wayside Road
Burlington, MA  01803
------------------------------------------------------------ ---------------------------------------------------------
PATRICK J. SCANNELL                                          Chief Financial Officer of PhotonEx
200 MetroWest Technology Drive
Maynard, MA  01754
------------------------------------------------------------ ---------------------------------------------------------
THOMAS H. BRUGGERE                                           Private Investor and Consultant
30000 SW Thirtyfifth Drive
Wilsonville, OR  97070
------------------------------------------------------------ ---------------------------------------------------------
WILLIAM S. KAISER                                            General Partner of Greylock Limited Partnership
Greylock Management Corporation
880 Winter Street
Waltham, MA  02451
------------------------------------------------------------ ---------------------------------------------------------
PAUL L. SAGAN                                                President of Akamai Technologies, Inc.
Akamai Technologies, Inc.
500 Technology Square
Cambridge, MA  02193
------------------------------------------------------------ ---------------------------------------------------------
HARLAND K. LAVIGNE                                           Chairman of the Board of Directors, President and Chief
Open Market, Inc.                                            Executive Officer of Open Market, Inc.
One Wayside Road
Burlington, MA  01803
------------------------------------------------------------ ---------------------------------------------------------
EUGENE F. QUINN                                              President of Confluence Capital Partners
284 Newtown Turnpike
Weston, CT  06883
----------------------------------------------------------------------------------------------------------------------

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                                                                    Page 9 of 10

                     EXECUTIVE OFFICERS OF OPEN MARKET, INC.

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                 NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------------------------------------
HARLAND K. LAVIGNE                                           Chairman of the Board of Directors, President and Chief
Open Market, Inc.                                            Executive Officer of Open Market, Inc.
One Wayside Road
Burlington, MA  01803
------------------------------------------------------------ ---------------------------------------------------------
B.C. KRISHNA                                                 Vice President and Chief of Technology of Open Market,
Open Market, Inc.                                            Inc.
One Wayside Road
Burlington, MA  01803
------------------------------------------------------------ ---------------------------------------------------------
EDWARD DURKIN                                                Vice President and Chief Financial Officer of Open
Open Market, Inc.                                            Market, Inc.
One Wayside Road
Burlington, MA  01803
------------------------------------------------------------ ---------------------------------------------------------
JOSEPH ALWAN                                                 Senior Vice President, Worldwide Marketing of Open
Open Market, Inc.                                            Market, Inc.
One Wayside Road
Burlington, MA  01803
----------------------------------------------------------------------------------------------------------------------



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                                                                   Page 10 of 10

                                  EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION

   1. Agreement and Plan of Merger, dated August 15, 2001 by and among Open Market, Merger Sub and divine.

   2. Stockholder Agreement, dated August 15, 2001, among Open Market, divine, Andrew J. Filipowski, AJF-1999 Trust U/A/D 5/20/99, Robinwood Investment Company, L.P., Platinum Construction Corp., Paul L. Humenansky, Paul L. Humenansky LT U/A/D 10/3/91, and Michael Cullinane.

   3. Stockholder Agreement, dated August 20, 2001, among Open Market, divine, Dell Computer Corporation and Microsoft Corporation.